# Technical Report

*on the*

# Fye Canyon Property
# Eureka County, Nevada, USA

*Prepared for:*

**White Knight Resources Ltd.**

**922-510 West Hastings Street**

**Vancouver, BC V6C 1L8**

*By*

**John M. Leask, P.Eng.**

**April 15, 2005**

# Table of Contents

## LIST OF FIGURES

## LIST OF TABLES

## Appendix A

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## 1.0    SUMMARY

The Fye Canyon Project is located in Eureka County, Nevada just south of Garden Gate Pass, 11 kilometers south of the Cortez town site, and 13 kilometers south of the new Cortez Hills discovery (Cortez Joint Venture - Placer Dome 60%: Kennecott 40%).  The Fye Canyon property consists of 345 unpatented mining claims controlled by White Knight Gold (U.S.) Inc. ("White Knight Gold"), a wholly owned subsidiary of White Knight Resources Ltd. ("White Knight"), of which 114 claims are subject to a lease agreement with prospector Don Jennings.  The claims cover about four miles of strike length of the southern projection of the Cortez fault zone, which is projected south from the Cortez Hills discovery.

The central part of the property consists of an area of low relief characterized by scattered outcrops of Ordovician Vinini Formation chert and post-mineral Oligocene rhyolite surrounded by Quaternary gravel.  During 2004, outcrop mapping and rock chip sampling and limited soil sampling were completed on the 20% of Paleozoic rock outcrop available. Based on the mapping and sample assay results, an epithermal Hg-As-Cu-Zn-(Sb)-(Au) hydrothermal system is present on the southeastern portion of the property and extends for a minimum of two miles in a north-south direction. The strongest mineralization occurs within two zones of brecciation, intense iron-oxide development, and barite veining in the central and southern parts of the property.  The geochemical signature of the mineralization suggests a fairly high-level epithermal system driven by a buried intrusive.

Because of limited outcrop of Paleozoic rock, gravity and MT data were collected over the project area in summer 2004 in an attempt to map the southern extension of the Cortez Fault and to determine depth to lower plate limestone host rocks. Interpretation and modeling of gravity and MT data confirms both the presence of the southern projection of the Cortez Fault and a horsted block of Paleozoic rocks on the west side of the fault. The horst block has dimensions five kilometers north-south by two kilometers east-west.  Two-dimensional MT and gravity models suggest that lower plate limestones are within 200 to 300 meters on at least a portion of the horst block.   The southeastern edge of the horst block coincides with the mineralized outcrop described from sampling above.

Previous drilling by Noranda, Lac, Kennecott, and Independence Mining tested a number of targets on the property.  Three deep holes were drilled to test geochemical anomalies in the northeast part of the property east of the Paleozoic horst block, but only shallow holes (150 meters) were drilled in the horst block.  Because the shallow holes were not drilled deep enough nor located correctly based on the new WKG geophysical data, the Cortez Hills-type, sediment-hosted gold target remains untested at Fye Canyon.

Additional exploration is warranted at the Fye Canyon Project in 2005.  Because alluvium and post-mineral volcanic rocks cover most of the project area, a grid of gradient-array induced polarization/resistivity data followed by pole-dipole array induced polarization/resistivity data are recommended prior to drilling.  Drill targets will be based on the coincidence of structural intersections, alteration, and induced polarization anomalies, which imply the presence of disseminated sulfides.  The total program, including 3,000 meters of drilling, is estimated to cost US$500,000.


## 2.0    Introduction and Terms of Reference

### 2.1    Introduction

This report provides a technical summary of exploration history, geologic setting, recent geological and geophysical results and recommendations for exploring the Fye Canyon Project. The property is located along the northwest side of the Simpson Park Mountains, immediately

south of Garden Gate Pass and Dugout Springs in Eureka County, Nevada (Figure 1). White Knight Gold and White Knight entered into an acquisition agreement with Teck Cominco American Incorporated ("Teck Cominco") in December 2004. Teck Cominco is currently conducting exploration on the property at the recommendations of White Knight and White Knight Gold.

The property lies from 13 to 18 kilometers south-southeast of Placer Dome's recent Cortez Hills discovery (Cortez Joint Venture - Placer Dome 60%: Kennecott 40%). The property is located on the Cortez Trend, which is a trend of gold deposits that extends north-northwest through Pipeline and south-southeast to the Gold Bar deposit, and possibly to the Eureka District (not shown in Figure 1). The target at the Fye Canyon property is a sediment-hosted gold deposit like Cortez Hills with deep oxidation (>300 meters), good structural-grade control, and potential for a giant gold resource (e.g. >10Moz Au).

2.2     Terms of Reference

Measurements used in this report are reported in metric units. Geochemical analyses are reported in parts per billion (ppb) and parts per million (ppm) for higher grades. Drill intercepts and quoted gold resources/reserves are reported as troy ounces per short ton (opt). The US$ is used as the monetary unit. All maps are georeferenced to Universal Tranverse Mercators (UTM) units. The Fye Canyon project is within UTM zone 11 north and all maps use a NAD27 datum. Surface area affected by mineral title is expressed in acres.

2.3     Purpose of Report

This report is prepared under the guidelines of National Instrument 43-101 and is to be submitted as a Technical Report to the TSX Venture Exchange ("TSXV") and the BC Securities Commission ("BCSC") for annual information filing purposes. White Knight trades under the symbol TSXV: WKR. White Knight Gold conducts all exploration activities for White Knight in Nevada.

2.4     Sources of Information

This report was prepared by Mr. John M. Leask, BaSc. Geological Engineering, Professional Engineer and Chairman and Director of White Knight. Mr. Leask has over 29 years experience in the exploration business at all levels, including extensive experience exploring for sediment-hosted gold deposits in Nevada.

The report is based on the author's personal familiarity with the project and on review and compilation of recently-collected geological, geochemical and geophysical data. The author has visited the Fye Canyon property on numerous occasions in 2004 with his last visit on October 7, 2004. The author supervised contract geological, geochemical, and geophysical surveys and drilling programs on the property during 2004, when White Knight Gold was operator of the project.


**3.0     Disclaimer**

In preparation of this report, the author has relied on information obtained through a review of geologic information available in public and private documents, reports and data. The author has relied upon opinions and statements made by other experts regarding geophysical interpretations, land, legal, and environmental issues, for which the author is not qualified to make judgments. In particular, the author has relied upon title opinions prepared by contract land persons. No independent verification of geological, geochemical, geophysical or drill data was undertaken. An environmental review of the property was not undertaken. The author is not qualified to make judgment on such issues but does not believe there are any current environmental issues outstanding on the property.

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**4.0      Property Description and Location**

4.1      Area and Location

The Fye Canyon property is located in Eureka County, Nevada (Figure 1).  More specifically the claims are located just south of Garden Gate Pass, 11 kilometers south of the historic Cortez bonanza silver mine town site, and approximately 80 kilometers south-southeast of the City of Battle Mountain.

The property lies in sections 10, 12, 13-13, 22-27, 34-36 T25N, R48E and section 1, T24N R48½E, sections 13, 24, 25, 36 T25N R48½E, Dugout Spring Quadrangle (Figure 2).  The center of the property is located approximately at UTM 539000m East, 4430000m North, or about $40^o0'$ North Latitude, $116^o35'$ West Longitude.

4.2      Claims and Title

4.2.1      Area of the Property

WKG controls 345 unpatented mining claims (Fye, FyeW, Fil, Fill claims) comprising the Fye Canyon property (Figure 2), which cover a total of 6,320.42 contiguous acres.

4.2.2      Claim Location

The central group, which contains 114 "Fye" claims, was located by Don Jennings of Elko, Nevada in September and October, 2003 and was filed with the BLM in Mr. Jennings' name by WKG in November, 2003.

The Fye, Fill, FyeW and most of the Fil claims were located in November 2003 and January and March 2004 by WKG on lands administered by the U.S. Bureau of Land Management (BLM).

All claim corners were surveyed by a licenses surveyor with differential GPS, which is accurate to less than one meter.

4.2.3      Property Payments, Obligations and Agreements

On November 10, 2003, White Knight Gold entered into a lease agreement with Don Jennings for the 114 Fye claims and for the Fil 50-55 claims.  General terms of the lease are: 1) advance royalty payments of $5000 due to Jennings on signing (paid), $10,000 due on the first anniversary (11/10/2004) with payments increasing by $5000 annually to a maximum of $50,000/yr starting 11/10/2012; 2) net-smelter production royalty ("NSR") of 2% capped at $1,000,000 in payments, then reducing to 1%, to a maximum of $5,000,000; 3) minimum annual work requirement of $20,000.  There is no area of interest in the agreement with Don Jennings.

Fourteen "Fil" claims (Fil 50-63) are located on fee land [SE ¼ and E ½ SW ¼ sec 24 T25N, R48E] with mineral rights reserved by the U.S. under the Stock Raising Homestead Act.  A surface lease with the land owners, Thomas and Volina Connolly, will be required before exploration activities can be performed on these claims.

4.2.4      Environmental/Cultural Liabilities

The property is subject to no known environmental liabilities and there are no known or potential occurrences of special status species with the property.  No locations that have specific tradition or religious importance to local Native American populations have been encountered by White Knight Gold or reported by previous exploration.

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4.2.5    Permitting

Unpatented mining claims at Fye Canyon are located on lands administered by the U.S. Department of Interior, Bureau of Land Management's ("BLM") Battle Mountain Field Office under the Federal Land Policy and Management Act of 1976 ("FLPMA").   Because the BLM is responsible for surface and subsurface mineral estate, a Notice must be filed with the BLM office in Battle Mountain prior to conducting any exploration activities or remedial reclamation.   A reclamation bond must be posted with the BLM for the reclamation of any physical disturbance.

To date, White Knight Gold has not conducted any exploration activities that created surface disturbance and thus has not filed any Notice of Intent with the BLM.


**5.0    Accessibility, Climate, Local Resources, Infrastructure and Physiography**

5.1    Topography, Elevation and Vegetation

The climate is arid, typical of the high-desert of the great basin where year-round precipitation average is about 25 centimeters, mostly in the form of snow in the winter.   Vegetation is dominantly sage bush and Crested Wheat grass (seeded by the BLM after the 2002 fires), Juniper trees and occasional Pinon Pine trees.

Topography is moderate dominated by rolling hills sloping towards the Grass Valley dried lake bed.  The dominant topographic features in the area are the Cortez Mountains to the north of the property and the peaks that represent the Keystone window to the south of the property in the northern Simpson Park Range.

5.2    Accessibility

The Fye Canyon property is accessed from the town of Eureka by traveling west on U.S. Highway 50 for about five kilometers to the junction with State Highway 278, then 55 kilometers north on paved Highway 278 to the Alpha Ranch junction. From the junction, a graded road is followed west along the north end of the Roberts Mountains for about 40 kilometers to Garden Gate Pass (Figure 2).   At Garden Gate Pass, take a southwest fork past Dugout Spring to access the northernmost portion of the property.   Numerous two-track roads and one significant dirt road (Fye Canyon) can access the central portions of the property.   Because topography is subdued, walking or ATV access is possible to all portions of the claim group.

5.3    Local Resources and Infrastructure

The property lies from 13 to 18 kilometers south-southeast of the recent Cortez Hills discovery (Cortez Joint Venture - Placer Dome 60% / Kennecott 40%) and 30 kilometers southeast of the Pipeline Mine complex operated by Cortez Joint Venture.

The nearest town is Crescent Valley, which is located about 40 kilometers north.   The nearest town with infrastructure is Eureka which is located about 100 kilometers to the southeast. The towns of Eureka, Carlin (110 kilometers northeast) and Battle Mountain (80 kilometers north-northwest by map, 120 kilometers by road) are gold mining centers with highly-trained mining/industrial workforces.  Accommodations and most common supplies are available in these towns.  Carlin and Elko (140 kilometers northeast) provide nearly all needed mining supplies and services.

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5.4     Climate

Exploration is curtailed for only a few months during the winter, mainly for mud, but could be conducted year-round if local improvements to the roads on the property are made. Typically, the north-south road in Grassy Valley is plowed for ranchers from Cortez town site and from Garden Gate Pass.

5.5     Surface Rights and Resources for Mining

The current land position controlled by White Knight Gold is adequate for exploration purposes. Sufficient flat areas in the western part of the claim block are present for potential processing plants, mine dumps, leach pads, etc. However, mill site claims would need to be located in order to construct milling facilities. Significant ground water is available, particularly where streams or springs exist on the north edge of the claim block. A power line passes along the western edge of the claim block parallel with the north-south Grassy Valley road. This power line services the Tonkin Springs mines to the south. Additional power and power lines may be necessary to support a large gold mine. However, with the development of the Cortez Hills mine, in the next two years a large power line and large access road will be less than 15 kilometers north of Fye Canyon.


6.0     History

The following history of mineral ownership at Fye Canyon was obtained from county and federal claim records – note that results from drilling and/or geologic studies are not filed with the federal claim records:

- Noranda staked a group of "Gap" claims over the central part of the area in 1985 and held the claims until 1989, when they were quitclaimed to ECM, who held the claims until 1992. R. M. Robinson then claimed much of the same area with "Gap" claims in 1994.

- The eastern part of the project area was staked by C. T. Piquet in 1988 ("ZZ" claims), but these claims lapsed in 1991.

- Rubicon Resources held the eastern ground with "Golden Vale" claims from 1993 until 1994, then restaked the ground as "BMS" claims in 1995, which were held through 1998.

- Lac Minerals staked the "Garden" claims in the northeastern part of the project area in 1993-1994 and relinquished the claims in 1997.

- The southernmost portion of the property was staked by Teck in 1996 ("MGB" claims) and held through 1998.

White Knight Gold has in its possession only very limited data from previous exploration programs by other companies. The Company has obtained a report by Candela Resources, who leased the Golden Vale claims in the northeast part of the project area from Rubicon Resources in 1994. Candela completed a soil and rock-chip sampling program in 1994, but did not drill. Independence Mining drilled three holes at two sites on the Golden Vale claims in 1997. White Knight Gold has a report by Independence Mining on the BMS project which includes the results of that drilling.

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## 7.0    Geological Setting

### 7.1    Regional Geology

The Fye Canyon property lies within the Battle Mountain – Eureka mineral belt, which is a northwest-trending alignment of mineral deposits, intrusive stocks and dikes, and windows of lower-plate carbonate rocks (Roberts, 1960). A complete summary of the regional geology can be found in Gilluly and Masursky (1965).   The Fye Canyon prospect is located in the southeastern corner of the Cortez Quadrangle.  The property lies about 10 kilometers northwest of the Tonkin Springs gold mines and 15 kilometers south of the Cortez Hills discovery in the Simpson Park Mountains.

The general geology of the central and northern Simpson Park Mountains consists of an allochthon of deep-water marine siliciclastic sediments of the Ordovician Vinini Formation thrust over shallower-water Ordovician to Devonian carbonates of the Devonian Wenban Formation and Devonian-Silurian Roberts Mountains Formation (Figure 3).

### 7.2    Fye Canyon Project Geology

Detailed outcrop geologic mapping was completed by White Knight Gold in summer 2004; the compilation is shown in Figure 4.   The Fye Canyon property lies along the southeastern projection of the Cortez fault, which forms the prominent scarp along the western edge of the Cortez Range. The Cortez fault parallels the axis of a broad north-trending, south plunging anticline, down-dropping the western limb approximately 1200 meters. Gold mineralization at the Cortez Hills deposit is localized within a two-kilometer-mile wide corridor of sub parallel faults to the Cortez fault, which create a series of small horsts and grabens in the hanging wall of the master fault south of Garden Gate pass.  The Cortez fault zone becomes somewhat diffuse at Garden Gate Pass and appears to splay into several north-south strands at Fye Canyon. The south-plunging anticline observed at Cortez projects onto the Fye Canyon claim block, but the lower-plate carbonates are covered by upper-plate rocks higher in the anticline.

The Fye Canyon claim block is underlain by Ordovician Vinini Fm and Tertiary volcanic rocks, which are overlain by various Quaternary gravel deposits.  The Vinini Fm in the Fye Canyon area consists dominantly of black and green chert, siliceous siltstone, and shale. Minor units of quartzite, calcareous siltstone and limestone are interbedded. Chert and minor quartzite form nearly all of the outcrops in the area; the remaining lithologies occur as float chips.

The Tertiary section consists of crystal-poor flow-banded biotite rhyolite with minor biotite rhyolite tuff, and more mafic laharic breccias containing crystal-rich rhyodacite to dacite clasts. These volcanics are related to a large Oligocene (33.4 Ma) flow-dome complex mapped to the northeast of Fye Canyon. Flow-banded rhyolite crops out along the northeast corner of the property and in a fairly narrow (about 600-meters-wide) north-south belt extending from just north of the drainage of Fye Canyon to about two miles south of the canyon. The north-south band of rhyolite is interpreted to represent a fault-controlled paleo-valley which filled with rhyolite flows, similar to the setting that is observed at White Knight Gold's Indian Ranch property.  Because the rhyolite flows are probably post-mineral they will probably not have any alteration or metal content from the gold-mineralization event.   A minor amount of laharic breccia containing blocks of crystal-rich hornblende dacite is exposed to the west of the rhyolite outcrop in the drainage of Fye Canyon. Similar laharic breccias lap onto the Vinini Fm in the south part of the claim block and become the dominant lithology exposed further south.

Quaternary gravels cover most of the central and western parts of the property.  Gravels in the central area appear to be thin alluvial-fan and slope-wash deposits.   Distinct boulder gravel containing large boulders of Vinini quartzite and chert, Tertiary volcanics, and a polymictic conglomerate (Garden Valley Fm?) occurs in a few locations in the central area.   This gravel

6

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appears to be an older unit, possibly filling old drainage channels.  To the west the Quaternary gravels thicken across a series of faults and grade into playa deposits in the Grass Valley.


## 8.0     Deposit Types

There are no economic mineral deposits on site to date.  The prospect is in the early stages of grass roots exploration.

The exploration model is that of the recently discovered Cortez Hills deposit (Cortez Joint Venture).  As shown in Figures 1 and 3, the Fye Canyon Project is location only 15 kilometers south of and on geologic strike with the Cortez Hills discovery.  The Cortez Hills deposit is currently being drilled by the Cortez Joint Venture (60% Placer Dome / 40% Kennecott).  The latest mineral reserves and mineral resources are shown in Table 1.   The Pediment deposit is contiguous and located just south of Cortez Hills.

Table 1: Cortez Hills and Pediment Mineral Reserves and Mineral Resources

| Cortez Hills (as at June 30, 2004; 100% basis) | | | |
|---|---|---|---|
| ($350 Au) | tons | opt | oz |
| Proven and Probable Reserve | 47,327,160 | 0.157 | 7,453,968 |
| Measured and Indicated Resource | 2,200,798 | 0.109 | 240,461 |
| Inferred Resource | 9,064,263 | 0.041 | 375,200 |
| | | | |
| Pediment (as at June 30, 2004; 100% basis) | | | |
| ($350 Au) | | | |
| Proven and Probable Reserve | 37,691,036 | 0.032 | 1,215,524 |
| Measured and Indicated Resource | 4,987,429 | 0.020 | 100,948 |
| Inferred Resource | 2,054,985 | 0.021 | 44,102 |
| | | | |
| Cortez Hills/Pediment (as at June 30, 2004; 100% basis) | | | |
| **Proven and Probably Reserve** | **85,018,196** | **0.102** | **8,669,492** |

The gold ore grades at Cortez Hills are structurally controlled and are hosted in Lower Plate limestone and transitional sediments of the upper Devonian Wenban Formation (Figure 5).  This formation is stratigraphically equivalent to the Rodeo Creek Formation, which is a known gold host rock on the Carlin Trend.  Of significance, oxidation is at least 300 meters deep at Cortez Hills.  Because of the deep oxidation and high gold grades, a significant portion of the deposit will be processed at the Pipeline mill while the remainder will be leached.  To date there are no mineral resources for the deeper, and possibly underground-mine portion of the deposit.

The Cortez Hill reserve and resource estimation was prepared for Placer Dome Inc. by Larry Smith, R.Geo., C.P.Geo on behalf of AMEC Americas Limited in 2003 and were published in 2004.  The reserves and resources were estimated using current CIM standards and are 43-101 compliant.


## 9.0     Mineralization

### 9.1     Rock-chip Geochemistry

A few zones of mineralization were located on the eastern side of the horst block in outcropping Ordovician Vinini Formation rocks (see Figure 4).  These zones are interpreted to be leakage off a deeper hydrothermal system.  Because outcrop is sparse neither the strike length, nor depth

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extent of mineralization is possible to interpret. The mineralization is controlled by intersecting north-south and northeast-southwest structures that cut the upper plate chert and argillites of the Ordovician Vinini Formation.

The largest zone: In the east-central part of the property, a 100-meter-wide zone of brecciation accompanied by intense iron oxides and barite veining/open-space filling occurs along a north-south fault zone. Rock-chip samples collected by White Knight Gold from this zone contained up to 54 ppm Hg, 45,000 ppm Zn, 1799 ppm Cu, 121 ppm As and 16 ppm Sb, but only very weakly anomalous gold (maximum 8 ppb). Soils collected over the zone contained up to 80 ppb Au, suggesting some concentration of gold in the clay-size fraction of the breccias.

Outcropping in the south-central portion of the property is another zone of strongly anomalous Hg (up to 14.2 ppm), As (up to 498 ppm), Sb (27 ppm), Cu (up to 2191 ppm), Zn (up to 5400 ppm) and Ag (3.58 ppm) in strongly iron-stained brecciated chert. Gold is weakly anomalous, consistently above detection level with a maximum of 32 ppb.

In the northeast part of the area, scattered anomalies in As (up to 206 ppm), Sb (maximum 22 ppm), Hg, Cu, Zn and Au occur in breccia zones within chert. Some of the breccias are gossanous. The Hg (maximum 0.93 ppm), Cu (to 209 ppm) and Zn (maximum 1118 ppm) values are much lower than the other two zones discussed above. However, low-level gold anomalies are more common in the northeast area, and gold reaches the highest value on the property (41 ppb) here. Soil sampling by Candela Resources in this area returned gold values of up to 110 ppb.

A petrographic report was completed by Dr. William X. Chavez (2004) in an attempt to understand mineral content of a barite-altered breccia from the east-central zone.

- Silicification in several generations of quartz and chalcedonic silica, late sulfide and the latest coarse barite.
- Sulfides have been oxidized to an assemblage of cellular goethite, much greater than jarosite, which may explain the anomalous suite of toxic elements. Goethite has the ability to absorb and retain toxic elements in its lattice. Analyses of the oxides suggest the sulfides were pyrite, marcasite and possibly arsenopyrite.
- Two veinlet types are noted; an early, fine-grained to mosaic chalcedonic barren silica and a late, coarse, breccia-related quartz that forms patches and veins.
- Late barite is post-sulfide and forms microcrysts on brecciated clast surfaces.

The nature and geochemical signature of the mineralization is indicative of a high-level epithermal gold system. The base-metal anomalies suggest the presence of a buried intrusive and are consistent with the upper levels of other Carlin-style gold systems in the area (Gold Acres, Pipeline, Cortez Hills), which contain variable copper and zinc enrichments. The Fye Canyon mineralization is interpreted as upper-plate-hosted leakage above a large Carlin-type gold system hosted in lower-pate carbonates at depth.


## 10.0    Exploration

White Knight Gold conducted a geochemical sampling program in the summer of 2004. A total of 108 rock-chip and 18 soil samples was collected and analyzed for Au plus 30-element ICP. As described in detail above, it is interpreted that a high-level epithermal system is manifest by the presence of hematitic and baritic breccias accompanied by highly anomalous mercury, zinc and copper, anomalous arsenic and antimony, and weakly anomalous gold and silver. The anomalous mineralized areas are noted in Figure 4 and are discussed above.

Because of limited outcrop, the surface rock chip and soil geochemistry survey covered only 20% of the property. To cover the remainder of the area, gravity and magnetotelluric (MT) geophysical

data were collected and modeled in order to assess depth to bedrock and to estimate depth to lower plate limestone host rocks.

A total of 185 gravity stations were collected at Fye Canyon by Tom Carpenter in summer 2004 (Carpenter, 2004). Each station was occupied with a gravity meter and a differential Leica GPS system. Post-processing of the GPS data achieved accuracies of less than 10 centimeters in both vertical and horizontal position. Each gravity measurement was corrected for elevation above sea level and Terrain using four different crustal densities: 2.3 grams/cm$^3$, 2.4 grams/cm$^3$, 2.5 grams/cm$^3$ and 2.6 grams/cm$^3$. For interpretation purposes, the 2.5 grams/cm$^3$ density was used most, as it has been found to be very effective in the Nevada environment.

Figure 6 is a contoured grid of terrain corrected ("Complete Bouguer") gravity data. Note the strong regional gradient caused by the deep alluvium-filled Grassy Valley on the west side of the grid and outcropping Paleozoic rocks on the east side. For interpretation purposes, a planar surface was removed from the Fye Canyon gravity data. The result: a "residual" gravity grid was created with a 2+ milliGal central gravity high, shown in Figure 7.

Two, 2.4-kilometer long MT lines were collected by Quantec in an effort to further interpret the residual gravity high in Figure 7 (Moraga, 2004). The MT lines have electrodes every 100 meters; stations are posted as triangles in Figure 7. Each station was located by hand-held GPS and is accurate to less than five meters in horizontal position. MT data was collected for the frequency range 8000 to 0.1 Hz. Typically, this frequency range is enough to measure apparent resistivities from surface to two kilometers depth.

The central residual gravity high in Figure 7 is interpreted as a horst block of shallow lower-plate limestone. Two-dimensional MT resistivity models that were provided by Quantec mapped the same horst block edges as were observed in the residual gravity. The MT models also map the alluvium and volcanic flow thickness. The eastern fault on the horst block that was interpreted from geophysical data coincides with the mineralized fault mapped in outcrop (Figure 4) and discussed in section 9.0 above. The southern line of MT data modeled lower-plate limestone at 200-300 meters depth beneath Ordovician Vinini Formation outcrop.


## 11.0    Drilling

A fairly complete record of drilling prior to White Knight Gold's ownership has been assembled though review of Notices of Intent to Conduct Exploration filed with the BLM (see Table 2). Drill hole locations are posted on Figure 8. Unfortunately, the notices do not contain information regarding sample recoveries, qualities, assay results, etc. In some cases White Knight Gold has copies of the geochemistry and in others not.

- Noranda drilled five holes (100-150 meters depth) on the Fye Canyon property in 1988 as part of 21-hole regional drill program.
- Kennecott leased the Gap claims from ECM and drilled four 152-meter-deep holes in 1991.
- Rio Algom permitted one hole in the northeast part of property in 1992 as part of a larger drill program to the north, but it is not known if the hole was drilled.
- Lac drilled one deep hole (335 meters) on its Garden claims in the northeast part of the property in 1995.
- Placer Dome permitted one drill hole in the central part of the property in 1996. It is not known if the hole was drilled.
- Independence Mining drilled three holes from two pads (277 meter and 526 meter deep - one drillhole was lost and repeated) in the northeast area in 1997-1998.

While the locations and results in Table 2 are interesting, based on all drillhole locations, the limestone target beneath the horst in Figures 4 and 7 remains untested.

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Table 2: Fye Canyon drill hole locations based on BLM Notices. Note all holes are vertical.

| Hole ID | East | North | Length (m) | Company | Year | Remarks |
|---------|------|-------|------------|---------|------|---------|
| BMS-97-1 | 541230 | 4429990 | 158 | Independence | 1997 | anomalous Au high 65 ppb |
| BMS-97-2 | 541230 | 4429990 | 277 | Independence | 1997 | anomalous Au high 65 ppb |
| BMS-98-3 | 540413 | 4429874 | 526 | Independence | 1998 | anomalous Au high 66 ppb |
| DS-1 | 539470 | 4427530 | 152 | Kennecott | 1991 | anomalous Au high 78 ppb |
| DS-2 | 539125 | 4427530 | 152 | Kennecott | 1991 | |
| DS-3 | 538790 | 4427175 | 152 | Kennecott | 1991 | all gravel |
| DS-4 | 539430 | 4427470 | 152 | Kennecott | 1991 | anomalous Au high 38 ppb |
| GP-88-16r | 539275 | 4431570 | unknown | Noranda | 1988 | no data available |
| GP-88-17r | 539580 | 4429670 | 152 | Noranda | 1988 | all gravel |
| GP-88-18r | 539180 | 4428040 | 120 | Noranda | 1988 | no geochem data |
| GP-88-19r | 538670 | 4428045 | 122 | Noranda | 1988 | all gravel |
| GP-88-20r | 539300 | 4428805 | 137 | Noranda | 1988 | no geochem data |
| BG-4 | 540190 | 4431005 | 335 | Lac | 1995 | no geochem data |

## 12.0    Sampling Method and Approach

### 12.1    Rock-Chip Sampling

Rock chip samples were taken where outcropping mineralization was hosted by Paleozoic sediments.  A total of 108 rock-chip samples were collected – the assay results are described in sections 9.0 and 10.0 of this report.  The partially covered, sparse outcrop occurs over a four-kilometer strike length and about one-kilometer width.  Rock-chip sampling mainly focused on the mineralized structures of the east side of the Ordovician Vinini Horst Block.  Because the Vinini Formation is dominantly chert and argillite, it is not a good disseminate gold host rock – structural preparation is necessary to localize hydrothermal mineralization.   The mineralization is interpreted as leakage off a deeper hydrothermal system.  Both mineralized fault gouge and brecciated zones were encountered.   The method for sampling depended on the type of mineralization.  Outcropping brecciated zones were sampled over a wide area of the outcrop.  Sample sizes were up to five kilograms.  Fault faces or gouge were sampled specifically on the fault.  Sample sizes were smaller, typically two to three kilograms.

### 12.2    Soil Sampling

Only 18 soil samples were collected by White Knight Gold.   The samples were around mineralized outcrop where rock chip samples were taken.  Soil samples were taken in areas where Quaternary Alluvium does not exist – the sample represents a residual soil from bedrock.  Samples were sieved through a -80 mesh in the field and put in bags for assay.  Sample sizes were one to two kilograms.

## 13.0 Sample Preparation, Analyses and Security

### 13.1    Sample Preparation

Both rock-chip and soil samples were prepared and analyzed for Au plus 30-element ICP at BSI Inspectorate Labs of Sparks, Nevada.  Sample preparation consists of drying the sample (if necessary), crushing the sample in a jaw crusher to -10 mesh, then passing the sample through a riffle splitter to obtain a representative 200 to 400 gram split.  The split is then pulverized with a ring grinder so that 90% of the sample passes through -150 mesh. No employee, officer, director or associate was involved with sample preparation.

_____

13.2     Analyses

The Au and Ag assays were achieved by fire assay of a 30 gram sample of the pulverized split with an atomic absorption finish.  The remaining 30 elements were assayed by ICP analysis. Detection limits for ICP analysis were low, e.g. Hg detection limits are 0.02 ppm while Au detection limits for fire assay is 1 ppb.  In some cases, trace elements were assayed using wet chemical or induced-coupling plasma techniques.

13.3     Quality Control and Security

Because the project is in the grass-roots exploration stages and sample quantities remain low, security and quality control were not issues that were addressed.  Samples were delivered by White Knight Gold field geologists directly to the sample preparation laboratories in Sparks. Quality control and security procedures within the laboratories are under the guidance of local management.  The laboratory performs regular repeat assay measurements that represent about 5 to 10% of the total samples submitted (e.g. 1 in 10 to 1 in 20 samples are repeated for quality control), particularly on ore-grade assay results. BSI Inspectorate Labs operates under ISO9002/ISO9001:2000 standards.   There is no reason to believe that any samples were tampered with or otherwise compromised.

**14.0     Data Verification**

The author has personal familiarity with both the regional and property geology.  In addition to reviewing the geological, geochemical, geophysical, and drilling databases for preparation of this report, the author directly supervised the data collection and synthesis.  The validity of the various interpretations is discussed in the appropriate sections of the report.

**15.0     Adjacent Properties**

As discussed in the Regional Geology, the Fye Canyon project lies on the prolific Cortez Trend, which is also referred to as the Battle Mountain-Eureka Mineral Belt (Roberts, 1960) depending on where lines are drawn between the know mineral deposits.  Nearest to the Fye Canyon project are the sediment-hosted gold deposits at Pipeline and Cortez Gold Mine.  The Cortez Hills project is the newest discovery and is located 13 kilometers north of the Fye Canyon Project (see section 8.0 and Figures 1, 3 and 5).

Other adjacent properties are in the same stage of grass roots exploration as Fye Canyon including the Trend/NDT property immediate north of Fye Canyon; J-Pacific and Nevada North properties also immediately north; and, the Placer Dome-Kennecott (Cortez Joint Venture) properties are northernmost in Figure 9.  The Cortez Joint Venture property extends from the boundary shown in Figure 9 northward through Cortez Hills and Pipeline – the Cortez Joint Venture is the largest mineral title holder on the Cortez Trend.

Adjacent, significant properties to the south of Fye Canyon include the Pat Canyon prospect on the south border, which is 100% owned by White Knight Gold; the Cornerstone property owned by Nevada-Pacific is five kilometers south-southeast of Fye Canyon; and the Keystone property, which is 10 kilometers south of Pat Canyon, owned by Nevada-Pacific, and under an option agreement to Placer Dome.

White Knight Gold has completed mapping and rock chip sampling on the Pat Canyon property. There are no exposures of Paleozoic rocks at Pat Canyon, but outcropping volcanic rocks show evidence of hydrothermal alteration.   Vein textures found in altered volcanics demonstrate proximity to an intrusive heat sources.

_____

Nevada-Pacific's Cornerstone property is located five kilometers south-southeast of the Fye Canyon property. Based on its October 7, 2004 press release (following), there is continued evidence that sediment-hosted gold mineralization continues south of Fye Canyon along the Cortez Trend:

*"The surface alteration consists of local zones of iron oxides, carbonate and jasperoid breccia. To date, the zone has been traced for over 3,000 feet [1,000 meters] along a north-northeast strike direction and up to 800 feet in width. Initial sampling by Nevada Pacific has returned significant gold values and elevated pathfinder elements. Results of the first 35 rock chip samples taken by Nevada Pacific along the zone have been received from ALS Chemex with 12 of these samples returning gold values of greater than 2 ppm with a high of 7.87 ppm (0.228 opt).*

*The mineralization appears to be associated with brecciated carbonate and fractured jasperoid lying at or near the contact of lower plate rocks and the overlying volcanics. Elevated pathfinder elements include mercury and antimony."* (source: Nevada-Pacific website)

## 16.0    Mineral Processing and Metallurgical Testing

Because the Fye Canyon Project is in the early stages of a grass roots exploration program, there have been no metallurgical tests or studies of mineral processing.

## 17.0    Mineral Resource and Mineral Reserve Estimates

Because the Fye Canyon Project is in the early stages of a grass roots exploration program, there are no mineral resources or mineral reserve estimates.

## 18.0    Interpretation and Conclusions

Based on geologic mapping by White Knight Gold, the Fye Canyon area is divided into three north-south trending structural and geologic domains:

a)  The eastern part of the property consists of an upland characterized by a ridge-and-swale topography created by resistant outcrops of Vinini Fm chert alternating with slopes of nonresistant siltstone and shale. The units have a fairly consistent north-northeast strike with a steep dip. Although folded, the beds are relatively undisturbed and can be followed for considerable distances.

b)  The central part of the project area is characterized by low rolling topography dissected by east-west drainages. Within this domain, scattered outcrops of Vinini Fm and Tertiary rhyolite poke though a thin cover of Quaternary slope-wash and colluvial gravels. This domain appears to contain a true erosional pediment surface beneath thin gravel cover. There is no continuity between outcrops within this domain; and most outcrops are highly fractured to brecciated and stained by iron oxides. The central zone is fault-bounded on both the east and west sides; and may represent an uplifted and eroded horst block with considerable internal structural deformation. A small sinuous fault scarp with recent movement forms the western boundary of the central domain.

c)  The western domain consists of flat gravel-covered terrain extending out to the playa of northern Grass Valley. This zone is believed to be underlain by thick Quaternary deposits and should not be explored.

The geophysical interpretation agrees that a central, horst block controlled, sediment-hosted gold target exists at Fye Canyon (Zone 2 above). Gravity and MT models clearly map a north-south

_____

elongate horst block with distinct structures bounding both the west and east sides. The horst block has lateral dimensions five kilometers north-south by two kilometers east-west. MT models suggest 200 to 300 meters to the top of lower plate sediments (e.g. beneath the Roberts Mountains Thrust). The upper layer is interpreted as Upper Plate Ordovician Vinini Formation while the second, lower layer is interpreted as lower plate Devonian Wenban Formation based on drill results at Cortez Hills.

Based on an interpretation of the regional topographic, gravity and magnetic data, the eastern edge of the horst block is probably the southern projection of the Cortez Fault from Cortez Hills, which is 15 kilometers north. Most of the fault zone has been filled by post-mineral dacitic and rhyodacitic volcanic flows, the outcrop of which creates a north-south gravity low and magnetic high.

Anomalous mineralization was sampled along the eastern fault of the horst block, or Cortez Fault. The strongest mineralization outcrops on the southeast portion of Fye Canyon at the intersection of the Cortez Fault and a northeast-trending structure (Figure 3). Geochemistry and petrographic studies of rocks from the southeastern alteration verify the presence of a buried hydrothermal system. Other mineralized structural intersections probably exist but are covered by Quaternary Alluvium or Eocene Rhyolite flows.

All geologic and geophysical data agree that surface mineralization in the upper plate Ordovician Vinini Formation is merely leakage above a hydrothermal system at depth. The primary drill target based on these results is a sediment-hosted gold target in the lower plate limestones or transitional rocks of the upper Wenban Formation as at Cortez Hills. This target is achieved by drilling at least 300 meter holes based on the prior MT cross sections and gravity modeling.


## 19.0    Recommendations

Because most of the drill targets on either side of the Paleozoic horst block at Fye Canyon are covered by alluvium or Eocene volcanics, surface mapping and rock chip sampling will only have limited coverage (e.g. about 20% coverage). To augment the information gained from geologic exposures, additional resistivity data are recommended in order to gain more information about the subsurface resistivity distribution within the horst block, as well as any structures on either side of the block. Induced Polarization (IP) is also recommended prior to drilling in order to locate and sulfide concentrations along the Cortez Fault, or at the intersection of the Cortez Fault and other structures. Gradient Array IP/Resistivity is the most effective survey to cover large areas quickly, followed by dipole-dipole array to map the vertical geometry of any IP anomalies.

Drilling is recommended after the geophysical program. Drill holes should be at least 300 meters deep. Holes should be located to test structures bounding the horst block with mineralization that coincide with any IP/Resistivity anomalies. Because the Eocene rhyolite flows have probably covered mineralized fault zones on the eastern bounding block, at least one angle hole should collar in the volcanics and eastern "Cortez Fault" zone at depth. A decision to continue the project can be made after drilling and assaying about 3000 meters.


Cost of the 2005 drilling program is estimated at US$500,000 as follows:

| | |
|---|---|
| Gradient Array and Pole-dipole IP/Resistivity (20 days at $2,500/day) | US$100,000 |
| Drill reverse circulation 3000 meters | |
| (10 holes at $120 per meter; costs include assays) | US$360,000 |
| Geologist | US$40,000 |

_____

Sincerely,

John M. Leask, P.Eng.

Dated at Vancouver, British Columbia, this 15[th] day of April, 2005.

CERTIFICATION OF AUTHOR

I, John M. Leask, of Suite 922, 510 West Hastings Street, Vancouver, British Columbia, V6B 1L8, hereby certify:

1.  I am a graduate of the University of British Columbia (1980) and hold a BaSc. degree in geological engineering.

2.  I am presently the Chairman and President of White Knight Resources Ltd. of Suite 922, 510 West Hastings Street, Vancouver, British Columbia.

3.  I have been self-employed in my profession and a director of various exploration companies since graduation, and have owned Rangefront Exploration Corp. since 1994.

4.  I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and have been a member since 1993.

5.  I have read the definitions of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6.  I have had 1½ years of prior involvement with the property that is the subject of the Technical Report.

7.  I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report, the omission to disclose which makes the technical report misleading.

8.  I am not independent of White Knight Resources Ltd. applying all the tests in Section 1.5 of NI 43-101 as I am Chairman and President of White Knight Resources Ltd.

9.  I have read NI 43-101 and NI 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

10. I consent to the use of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.



John M. Leask, P.Eng.

Dated at Vancouver, British Columbia, this 15th day of April, 2005.

_____

**REFERENCES**

Carpenter, T.C., 2004, Principal Facts from gravity-GPS measurements at the Fye and Pat Canyon Properties, Nevada.

Chavez, W.X, 2004, Petrographic Report from rock chip samples at Fye Canyon: *Internal Report to White Knight Gold*, 4p.

Cuffney, R.G., 2004, Fye Canyon Property, Eureka County, NV: *White Knight Gold Internal Report*, 5p.

Moraga, C., 2004, Geophysical Survey Logistics Report, Daily Reports, Data CD's Regarding the Quantec Distributed Array System Tensor-Magnetotelluric Survey Over the Roberts Mountain Project, Eureka, Eureka County, Nevada, On behalf of White Knight Resources Ltd, 200p.

Gilluly, J. and Masursky, H, 1965, Geology of the Cortez Quadrangle: Geologic Survey Bulletin 1175, 117p.

Nevada Pacific Gold Ltd., 2004, *NEVADA PACIFIC COMPLETES DRILL TARGETING AND STAKES ADDITIONAL CLAIMS AT KEYSTONE PROJECT*: News Release March 4 2004, TSX-V.

Roberts, R. J., 1960, Alignments of mining districts in north-central Nevada: U.S. Geological Survey Professional Paper 400-B, p. B17-B19.

Stewart, J. H. and Carlson, J. E, 1976, Geologic map of north-central Nevada: Nevada Bureau of Mines and Geology Map 50.

_____

## Illustrations



Figure 1: Fye Canyon Project, location on Cortez Trend. White Knight Mineral Title is colored green.



Figure 2: Fye Canyon Claim Location Map.



Figure 3: Fye Canyon regional geology (modified from Stewart and Carlson, 1976).



Figure 4: Fye Canyon outcrop geology map.  Mineralized rock chip and soil sample areas noted.



Figure 5: Cortez Hills grade control and cross section (source: Placer Dome website).



Figure 6: Fye Canyon terrain-corrected Bouguer gravity map.



Figure 7: Fye Canyon "residual" Bouguer gravity map.  MT stations are posted as triangles; gravity stations are posted as small circles.



Figure 8: Fye Canyon prior mineral exploration drillholes on USGS topography map.



Figure 9: Significant adjacent properties to the Fye Canyon prospect (as of June 2004).

**Exhibit "A"**

**White Knight Gold (U.S.) Inc. Claim Holdings at Fye Canyon**

_____

Fye Canyon Property
FIL 1 to 65 – 65 claims

## Eureka County Recording

| Claim Name | BLM Serial No. | Book | Page | Registered Owner |
|---|---|---|---|---|
| FIL 1 | 860233 | 374 | 66 | WKG |
| FIL 2 | 860234 | 374 | 67 | WKG |
| FIL 3 | 860235 | 374 | 68 | WKG |
| FIL 4 | 860236 | 374 | 69 | WKG |
| FIL 5 | 860237 | 374 | 70 | WKG |
| FIL 6 | 860238 | 374 | 71 | WKG |
| FIL 7 | 860239 | 374 | 72 | WKG |
| FIL 8 | 860240 | 374 | 73 | WKG |
| FIL 9 | 860241 | 374 | 74 | WKG |
| FIL 10 | 860242 | 374 | 75 | WKG |
| FIL 11 | 860243 | 374 | 76 | WKG |
| FIL 12 | 860244 | 374 | 77 | WKG |
| FIL 13 | 860245 | 374 | 78 | WKG |
| FIL 14 | 860246 | 374 | 79 | WKG |
| FIL 15 | 860247 | 374 | 80 | WKG |
| FIL 16 | 860248 | 374 | 81 | WKG |
| FIL 17 | 860249 | 374 | 82 | WKG |
| FIL 18 | 860250 | 374 | 83 | WKG |
| FIL 19 | 860251 | 374 | 84 | WKG |
| FIL 20 | 860252 | 374 | 85 | WKG |
| FIL 21 | 860253 | 374 | 86 | WKG |
| FIL 22 | 860254 | 374 | 87 | WKG |
| FIL 23 | 860255 | 374 | 88 | WKG |
| FIL 24 | 860256 | 374 | 89 | WKG |
| FIL 25 | 860257 | 374 | 90 | WKG |
| FIL 26 | 860258 | 374 | 91 | WKG |
| FIL 27 | 860259 | 374 | 92 | WKG |
| FIL 28 | 860260 | 374 | 93 | WKG |
| FIL 29 | 860261 | 374 | 94 | WKG |
| FIL 30 | 860262 | 374 | 95 | WKG |
| FIL 31 | 860263 | 374 | 96 | WKG |
| FIL 32 | 860264 | 374 | 97 | WKG |
| FIL 33 | 860265 | 374 | 98 | WKG |
| FIL 34 | 860266 | 374 | 99 | WKG |
| FIL 35 | 860267 | 374 | 100 | WKG |
| FIL 36 | 860268 | 374 | 101 | WKG |
| FIL 37 | 860269 | 374 | 102 | WKG |
| FIL 38 | 860270 | 374 | 103 | WKG |
| FIL 39 | 860271 | 374 | 104 | WKG |
| FIL 40 | 860272 | 374 | 105 | WKG |
| FIL 41 | 860273 | 374 | 106 | WKG |
| FIL 42 | 860274 | 374 | 107 | WKG |
| FIL 43 | 860275 | 374 | 108 | WKG |

| Claim Name | BLM Serial No. | Book | Page | Registered Owner |
|---|---|---|---|---|
| FIL 44 | 860276 | 374 | 109 | WKG |
| FIL 45 | 860277 | 374 | 110 | WKG |
| FIL 46 | 860278 | 374 | 111 | WKG |
| FIL 47 | 860279 | 374 | 112 | WKG |
| FIL 48 | 860280 | 374 | 113 | WKG |
| FIL 49 | 860281 | 374 | 114 | WKG |
| FIL 50 | 863446 | 376 | 336 | WKG |
| FIL 51 | 863447 | 376 | 337 | WKG |
| FIL 52 | 863448 | 376 | 338 | WKG |
| FIL 53 | 863449 | 376 | 339 | WKG |
| FIL 54 | 863450 | 376 | 340 | WKG |
| FIL 55 | 863451 | 376 | 341 | WKG |
| FIL 56 | 863452 | 376 | 342 | WKG |
| FIL 57 | 863453 | 376 | 343 | WKG |
| FIL 58 | 863454 | 376 | 344 | WKG |
| FIL 59 | 863455 | 376 | 345 | WKG |
| FIL 60 | 863456 | 376 | 346 | WKG |
| FIL 61 | 863457 | 376 | 347 | WKG |
| FIL 62 | 863458 | 376 | 348 | WKG |
| FIL 63 | 863459 | 376 | 349 | WKG |
| FIL 64 | 863460 | 376 | 350 | WKG |
| FIL 65 | 863461 | 376 | 351 | WKG |

_____

**White Knight Gold (U.S.) Inc.**

Fye Canyon Property
FILL 50 to 55 – 6 claims

**Eureka County Recording**

| Claim Name | BLM Serial No. | Book | Page | Registered Owner |
|------------|----------------|------|------|------------------|
| FILL 50 | 860736 | 374 | 381 | WKG |
| FILL 51 | 860737 | 374 | 382 | WKG |
| FILL 52 | 860738 | 374 | 383 | WKG |
| FILL 53 | 860739 | 374 | 384 | WKG |
| FILL 54 | 860740 | 374 | 385 | WKG |
| FILL 55 | 860741 | 374 | 386 | WKG |

**White Knight Gold (U.S.) Inc.**

Fye Canyon Property
FYEW 1-27, 30-162
160 claims

**Eureka County Recording**

| Claim Name | BLM Serial No. | Book | Page | Registered Owner |
|---|---|---|---|---|
| FYEW 1 | 860282 | 374 | 115 | WKG |
| FYEW 2 | 860283 | 374 | 116 | WKG |
| FYEW 3 | 860284 | 374 | 117 | WKG |
| FYEW 4 | 860285 | 374 | 118 | WKG |
| FYEW 5 | 860286 | 374 | 119 | WKG |
| FYEW 6 | 860287 | 374 | 120 | WKG |
| FYEW 7 | 860288 | 374 | 121 | WKG |
| FYEW 8 | 860289 | 374 | 122 | WKG |
| FYEW 9 | 860290 | 374 | 123 | WKG |
| FYEW 10 | 860291 | 374 | 124 | WKG |
| FYEW 11 | 860292 | 374 | 125 | WKG |
| FYEW 12 | 860293 | 374 | 126 | WKG |
| FYEW 13 | 860294 | 374 | 127 | WKG |
| FYEW 14 | 860295 | 374 | 128 | WKG |
| FYEW 15 | 860296 | 374 | 129 | WKG |
| FYEW 16 | 860297 | 374 | 130 | WKG |
| FYEW 17 | 860298 | 374 | 131 | WKG |
| FYEW 18 | 860299 | 374 | 132 | WKG |
| FYEW 19 | 860300 | 374 | 133 | WKG |
| FYEW 20 | 860301 | 374 | 134 | WKG |
| FYEW 21 | 860302 | 374 | 135 | WKG |
| FYEW 22 | 860303 | 374 | 136 | WKG |
| FYEW 23 | 860304 | 374 | 137 | WKG |
| FYEW 24 | 860305 | 374 | 138 | WKG |
| FYEW 25 | 860306 | 374 | 139 | WKG |
| FYEW 26 | 860307 | 374 | 140 | WKG |
| FYEW 27 | 860308 | 374 | 141 | WKG |
| FYEW 30 | 860742 | 374 | 284 | WKG |
| FYEW 31 | 860743 | 374 | 285 | WKG |
| FYEW 32 | 860744 | 374 | 286 | WKG |
| FYEW 33 | 860745 | 374 | 287 | WKG |
| FYEW 34 | 860746 | 374 | 288 | WKG |
| FYEW 35 | 860747 | 374 | 289 | WKG |
| FYEW 36 | 860748 | 374 | 290 | WKG |
| FYEW 37 | 860749 | 374 | 291 | WKG |
| FYEW 38 | 860750 | 374 | 292 | WKG |
| FYEW 39 | 860751 | 374 | 293 | WKG |
| FYEW 40 | 860752 | 374 | 294 | WKG |
| FYEW 41 | 860753 | 374 | 295 | WKG |
| FYEW 42 | 860754 | 374 | 296 | WKG |

| Claim Name | BLM Serial No. | Book | Page | Registered Owner |
|---|---|---|---|---|
| FYEW 43 | 860755 | 374 | 297 | WKG |
| FYEW 44 | 860756 | 374 | 298 | WKG |
| FYEW 45 | 860757 | 374 | 299 | WKG |
| FYEW 46 | 860758 | 374 | 300 | WKG |
| FYEW 47 | 860759 | 374 | 301 | WKG |
| FYEW 48 | 860760 | 374 | 302 | WKG |
| FYEW 49 | 860761 | 374 | 303 | WKG |
| FYEW 50 | 860762 | 374 | 304 | WKG |
| FYEW 51 | 860763 | 374 | 305 | WKG |
| FYEW 52 | 860764 | 374 | 306 | WKG |
| FYEW 53 | 860765 | 374 | 307 | WKG |
| FYEW 54 | 860766 | 374 | 308 | WKG |
| FYEW 55 | 860767 | 374 | 309 | WKG |
| FYEW 56 | 860768 | 374 | 310 | WKG |
| FYEW 57 | 860769 | 374 | 311 | WKG |
| FYEW 58 | 860770 | 374 | 312 | WKG |
| FYEW 59 | 860771 | 374 | 313 | WKG |
| FYEW 60 | 860772 | 374 | 314 | WKG |
| FYEW 61 | 860773 | 374 | 315 | WKG |
| FYEW 62 | 860774 | 374 | 316 | WKG |
| FYEW 63 | 860775 | 374 | 317 | WKG |
| FYEW 64 | 860776 | 374 | 318 | WKG |
| FYEW 65 | 860777 | 374 | 319 | WKG |
| FYEW 66 | 860778 | 374 | 320 | WKG |
| FYEW 67 | 860779 | 374 | 321 | WKG |
| FYEW 68 | 860780 | 374 | 322 | WKG |
| FYEW 69 | 860781 | 374 | 323 | WKG |
| FYEW 70 | 860782 | 374 | 324 | WKG |
| FYEW 71 | 860783 | 374 | 325 | WKG |
| FYEW 72 | 860784 | 374 | 326 | WKG |
| FYEW 73 | 860785 | 374 | 327 | WKG |
| FYEW 74 | 860786 | 374 | 328 | WKG |
| FYEW 75 | 860787 | 374 | 329 | WKG |
| FYEW 76 | 860788 | 374 | 330 | WKG |
| FYEW 77 | 860789 | 374 | 331 | WKG |
| FYEW 78 | 860790 | 374 | 332 | WKG |
| FYEW 79 | 860791 | 374 | 333 | WKG |
| FYEW 80 | 860792 | 374 | 334 | WKG |
| FYEW 81 | 860793 | 374 | 335 | WKG |
| FYEW 82 | 860794 | 374 | 336 | WKG |
| FYEW 83 | 860795 | 374 | 337 | WKG |
| FYEW 84 | 860796 | 374 | 338 | WKG |
| FYEW 85 | 860797 | 374 | 339 | WKG |
| FYEW 86 | 860798 | 374 | 340 | WKG |
| FYEW 87 | 860799 | 374 | 341 | WKG |
| FYEW 88 | 860800 | 374 | 342 | WKG |
| FYEW 89 | 860801 | 374 | 343 | WKG |
| FYEW 90 | 860802 | 374 | 344 | WKG |

| Claim Name | BLM Serial No. | Book | Page | Registered Owner |
|---|---|---|---|---|
| FYEW 91 | 860803 | 374 | 345 | WKG |
| FYEW 92 | 860804 | 374 | 346 | WKG |
| FYEW 93 | 860805 | 374 | 347 | WKG |
| FYEW 94 | 860806 | 374 | 348 | WKG |
| FYEW 95 | 860807 | 374 | 349 | WKG |
| FYEW 96 | 860808 | 374 | 350 | WKG |
| FYEW 97 | 860809 | 374 | 351 | WKG |
| FYEW 98 | 860810 | 374 | 352 | WKG |
| FYEW 99 | 860811 | 374 | 353 | WKG |
| FYEW 100 | 860812 | 374 | 354 | WKG |
| FYEW 101 | 860813 | 374 | 355 | WKG |
| FYEW 102 | 860814 | 374 | 356 | WKG |
| FYEW 103 | 860815 | 374 | 357 | WKG |
| FYEW 104 | 860816 | 374 | 358 | WKG |
| FYEW 105 | 860817 | 374 | 359 | WKG |
| FYEW 106 | 860818 | 374 | 360 | WKG |
| FYEW 107 | 860819 | 374 | 361 | WKG |
| FYEW 108 | 860820 | 374 | 362 | WKG |
| FYEW 109 | 860821 | 374 | 363 | WKG |
| FYEW 110 | 860822 | 374 | 364 | WKG |
| FYEW 111 | 860823 | 374 | 365 | WKG |
| FYEW 112 | 860824 | 374 | 366 | WKG |
| FYEW 113 | 860825 | 374 | 367 | WKG |
| FYEW 114 | 860826 | 374 | 368 | WKG |
| FYEW 115 | 860827 | 374 | 369 | WKG |
| FYEW 116 | 860828 | 374 | 370 | WKG |
| FYEW 117 | 860829 | 374 | 371 | WKG |
| FYEW 118 | 860830 | 374 | 372 | WKG |
| FYEW 119 | 860831 | 374 | 373 | WKG |
| FYEW 120 | 860832 | 374 | 374 | WKG |
| FYEW 121 | 860833 | 374 | 375 | WKG |
| FYEW 122 | 860834 | 374 | 376 | WKG |
| FYEW 123 | 860835 | 374 | 377 | WKG |
| FYEW 124 | 860836 | 374 | 378 | WKG |
| FYEW 125 | 860837 | 374 | 379 | WKG |
| FYEW 126 | 860838 | 374 | 380 | WKG |
| FYEW 127 | 869584 | 382 | 102 | WKG |
| FYEW 128 | 869585 | 382 | 103 | WKG |
| FYEW 129 | 869586 | 382 | 104 | WKG |
| FYEW 130 | 869587 | 382 | 105 | WKG |
| FYEW 131 | 869588 | 382 | 106 | WKG |
| FYEW 132 | 869589 | 382 | 107 | WKG |
| FYEW 133 | 869590 | 382 | 108 | WKG |
| FYEW 134 | 869591 | 382 | 109 | WKG |
| FYEW 135 | 869592 | 382 | 110 | WKG |
| FYEW 136 | 869593 | 382 | 111 | WKG |
| FYEW 137 | 869594 | 382 | 112 | WKG |
| FYEW 138 | 869595 | 382 | 113 | WKG |

| Claim Name | BLM Serial No. | Book | Page | Registered Owner |
|---|---|---|---|---|
| FYEW 139 | 869596 | 382 | 114 | WKG |
| FYEW 140 | 869597 | 382 | 115 | WKG |
| FYEW 141 | 869598 | 382 | 116 | WKG |
| FYEW 142 | 869599 | 382 | 117 | WKG |
| FYEW 143 | 869600 | 382 | 118 | WKG |
| FYEW 144 | 869601 | 382 | 119 | WKG |
| FYEW 145 | 869602 | 382 | 120 | WKG |
| FYEW 146 | 869603 | 382 | 121 | WKG |
| FYEW 147 | 869604 | 382 | 122 | WKG |
| FYEW 148 | 869605 | 382 | 123 | WKG |
| FYEW 149 | 869606 | 382 | 124 | WKG |
| FYEW 150 | 869607 | 382 | 125 | WKG |
| FYEW 151 | 869608 | 382 | 126 | WKG |
| FYEW 152 | 869609 | 382 | 127 | WKG |
| FYEW 153 | 869610 | 382 | 128 | WKG |
| FYEW 154 | 869611 | 382 | 129 | WKG |
| FYEW 155 | 869612 | 382 | 130 | WKG |
| FYEW 156 | 869613 | 382 | 131 | WKG |
| FYEW 157 | 869614 | 382 | 132 | WKG |
| FYEW 158 | 869615 | 382 | 133 | WKG |
| FYEW 159 | 869616 | 382 | 134 | WKG |
| FYEW 160 | 869617 | 382 | 135 | WKG |
| FYEW 161 | 869618 | 382 | 136 | WKG |
| FYEW 162 | 869619 | 382 | 137 | WKG |

**White Knight Gold (U.S.) Inc.**

Fye Canyon Property
Fye 1-51, 53, 55, 57, 59-93, 95-110, 112, 114, 116, 118-123
114 claims

**Eureka County Recording**

| Claim Name | BLM Serial No. | Book | Page | Registered Owner |
|------------|----------------|------|------|------------------|
| Fye 1 | 854372 | 371 | 001 | Donald K. Jennings |
| Fye 2 | 854373 | 371 | 002 | Donald K. Jennings |
| Fye 3 | 854374 | 371 | 003 | Donald K. Jennings |
| Fye 4 | 854375 | 371 | 004 | Donald K. Jennings |
| Fye 5 | 854376 | 371 | 005 | Donald K. Jennings |
| Fye 6 | 854377 | 371 | 006 | Donald K. Jennings |
| Fye 7 | 854378 | 371 | 007 | Donald K. Jennings |
| Fye 8 | 854379 | 371 | 008 | Donald K. Jennings |
| Fye 9 | 854380 | 371 | 009 | Donald K. Jennings |
| Fye 10 | 854381 | 371 | 010 | Donald K. Jennings |
| Fye 11 | 854382 | 371 | 011 | Donald K. Jennings |
| Fye 12 | 854383 | 371 | 012 | Donald K. Jennings |
| Fye 13 | 854384 | 371 | 013 | Donald K. Jennings |
| Fye 14 | 854385 | 371 | 014 | Donald K. Jennings |
| Fye 15 | 854386 | 371 | 015 | Donald K. Jennings |
| Fye 16 | 854387 | 371 | 016 | Donald K. Jennings |
| Fye 17 | 854388 | 371 | 017 | Donald K. Jennings |
| Fye 18 | 854389 | 371 | 018 | Donald K. Jennings |
| Fye 19 | 854390 | 371 | 019 | Donald K. Jennings |
| Fye 20 | 854391 | 371 | 020 | Donald K. Jennings |
| Fye 21 | 854392 | 371 | 021 | Donald K. Jennings |
| Fye 22 | 854393 | 371 | 022 | Donald K. Jennings |
| Fye 23 | 854394 | 371 | 023 | Donald K. Jennings |
| Fye 24 | 854395 | 371 | 024 | Donald K. Jennings |
| Fye 25 | 854396 | 371 | 025 | Donald K. Jennings |
| Fye 26 | 854397 | 371 | 026 | Donald K. Jennings |
| Fye 27 | 854398 | 371 | 027 | Donald K. Jennings |
| Fye 28 | 854399 | 371 | 028 | Donald K. Jennings |
| Fye 29 | 854400 | 371 | 029 | Donald K. Jennings |
| Fye 30 | 854401 | 371 | 030 | Donald K. Jennings |
| Fye 31 | 854402 | 371 | 031 | Donald K. Jennings |
| Fye 32 | 854403 | 371 | 032 | Donald K. Jennings |
| Fye 33 | 854404 | 371 | 033 | Donald K. Jennings |
| Fye 34 | 854405 | 371 | 34 | Donald K. Jennings |
| Fye 35 | 854406 | 371 | 35 | Donald K. Jennings |
| Fye 36 | 854407 | 371 | 36 | Donald K. Jennings |
| Fye 37 | 854408 | 371 | 37 | Donald K. Jennings |
| Fye 38 | 854409 | 371 | 38 | Donald K. Jennings |
| Fye 39 | 854410 | 371 | 39 | Donald K. Jennings |
| Fye 40 | 854411 | 371 | 40 | Donald K. Jennings |
| Fye 41 | 854412 | 371 | 41 | Donald K. Jennings |
| Fye 42 | 854413 | 371 | 42 | Donald K. Jennings |
| Fye 43 | 854414 | 371 | 43 | Donald K. Jennings |
| Fye 44 | 854415 | 371 | 44 | Donald K. Jennings |
| Fye 45 | 854416 | 371 | 45 | Donald K. Jennings |
| Fye 46 | 854417 | 371 | 46 | Donald K. Jennings |

| Claim Name | BLM Serial No. | Book | Page | Registered Owner |
|---|---|---|---|---|
| Fye 47 | 854418 | 371 | 47 | Donald K. Jennings |
| Fye 48 | 854419 | 371 | 48 | Donald K. Jennings |
| Fye 49 | 854420 | 371 | 49 | Donald K. Jennings |
| Fye 50 | 854421 | 371 | 50 | Donald K. Jennings |
| Fye 51 | 854422 | 371 | 051 | Donald K. Jennings |
| Fye 53 | 854423 | 371 | 052 | Donald K. Jennings |
| Fye 55 | 854424 | 371 | 053 | Donald K. Jennings |
| Fye 57 | 854425 | 371 | 054 | Donald K. Jennings |
| Fye 59 | 854426 | 371 | 055 | Donald K. Jennings |
| Fye 60 | 854427 | 371 | 056 | Donald K. Jennings |
| Fye 61 | 854428 | 371 | 057 | Donald K. Jennings |
| Fye 62 | 854429 | 371 | 058 | Donald K. Jennings |
| Fye 63 | 854430 | 371 | 059 | Donald K. Jennings |
| Fye 64 | 854431 | 371 | 060 | Donald K. Jennings |
| Fye 65 | 854432 | 371 | 061 | Donald K. Jennings |
| Fye 66 | 854433 | 371 | 062 | Donald K. Jennings |
| Fye 67 | 854434 | 371 | 063 | Donald K. Jennings |
| Fye 68 | 854435 | 371 | 64 | Donald K. Jennings |
| Fye 69 | 854436 | 371 | 65 | Donald K. Jennings |
| Fye 70 | 854437 | 371 | 66 | Donald K. Jennings |
| Fye 71 | 854438 | 371 | 67 | Donald K. Jennings |
| Fye 72 | 854439 | 371 | 68 | Donald K. Jennings |
| Fye 73 | 854440 | 371 | 69 | Donald K. Jennings |
| Fye 74 | 854441 | 371 | 70 | Donald K. Jennings |
| Fye 75 | 854442 | 371 | 71 | Donald K. Jennings |
| Fye 76 | 854443 | 371 | 72 | Donald K. Jennings |
| Fye 77 | 854444 | 371 | 73 | Donald K. Jennings |
| Fye 78 | 854445 | 371 | 74 | Donald K. Jennings |
| Fye 79 | 854446 | 371 | 75 | Donald K. Jennings |
| Fye 80 | 854447 | 371 | 76 | Donald K. Jennings |
| Fye 81 | 854448 | 371 | 77 | Donald K. Jennings |
| Fye 82 | 854449 | 371 | 78 | Donald K. Jennings |
| Fye 83 | 854450 | 371 | 79 | Donald K. Jennings |
| Fye 84 | 854451 | 371 | 80 | Donald K. Jennings |
| Fye 85 | 854452 | 371 | 81 | Donald K. Jennings |
| Fye 86 | 854453 | 371 | 82 | Donald K. Jennings |
| Fye 87 | 854454 | 371 | 83 | Donald K. Jennings |
| Fye 88 | 854455 | 371 | 84 | Donald K. Jennings |
| Fye 89 | 854456 | 371 | 85 | Donald K. Jennings |
| Fye 90 | 854457 | 371 | 86 | Donald K. Jennings |
| Fye 91 | 854458 | 371 | 87 | Donald K. Jennings |
| Fye 92 | 854459 | 371 | 88 | Donald K. Jennings |
| Fye 93 | 854460 | 371 | 89 | Donald K. Jennings |
| Fye 95 | 854461 | 371 | 90 | Donald K. Jennings |
| Fye 96 | 854462 | 371 | 91 | Donald K. Jennings |
| Fye 97 | 854463 | 371 | 92 | Donald K. Jennings |
| Fye 98 | 854464 | 371 | 93 | Donald K. Jennings |
| Fye 99 | 854465 | 371 | 94 | Donald K. Jennings |
| Fye 100 | 854466 | 371 | 95 | Donald K. Jennings |

| Claim Name | BLM Serial No. | Book | Page | Registered Owner |
|---|---|---|---|---|
| Fye 101 | 854467 | 371 | 96 | Donald K. Jennings |
| Fye 102 | 854468 | 371 | 97 | Donald K. Jennings |
| Fye 103 | 854469 | 371 | 98 | Donald K. Jennings |
| Fye 104 | 854470 | 371 | 99 | Donald K. Jennings |
| Fye 105 | 854471 | 371 | 100 | Donald K. Jennings |
| Fye 106 | 854472 | 371 | 101 | Donald K. Jennings |
| Fye 107 | 854473 | 371 | 102 | Donald K. Jennings |
| Fye 108 | 854474 | 371 | 103 | Donald K. Jennings |
| Fye 109 | 854475 | 371 | 104 | Donald K. Jennings |
| Fye 110 | 854476 | 371 | 105 | Donald K. Jennings |
| Fye 112 | 854477 | 371 | 106 | Donald K. Jennings |
| Fye 114 | 854478 | 371 | 107 | Donald K. Jennings |
| Fye 116 | 854479 | 371 | 108 | Donald K. Jennings |
| Fye 118 | 854480 | 371 | 109 | Donald K. Jennings |
| Fye 119 | 854481 | 371 | 110 | Donald K. Jennings |
| Fye 120 | 854482 | 371 | 111 | Donald K. Jennings |
| Fye 121 | 854483 | 371 | 112 | Donald K. Jennings |
| Fye 122 | 854484 | 371 | 113 | Donald K. Jennings |
| Fye 123 | 854485 | 371 | 114 | Donald K. Jennings |